Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction where such release, publication or distribution is prohibited by law.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant underwriters and that will contain detailed information about us.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION

IN RELATION TO THE SUBSCRIPTION, THE GRANT OF THE REDEMPTION RIGHTS AND

THE ADOPTION OF THE DOGOTIX 2026 EQUITY INCENTIVE PLAN

INTRODUCTION

The Board is pleased to announce that on 24 August 2026, the Company, Dogotix (a wholly-owned subsidiary of the Company as at the date of this announcement), the Dogotix Material Subsidiaries, XPeng Dogotix, the Investors and the Executive Subscribers entered into the Dogotix Share Purchase Agreement, pursuant to which (1) XPeng Dogotix conditionally agreed to subscribe for an aggregate of 98,675,200 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$200 million, (2) the Investors conditionally agreed to subscribe for an aggregate of 296,025,600 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$600 million, and (3) the Executive Subscribers conditionally agreed to subscribe for (i) an aggregate of 49,337,600 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate purchase price of US$100 million and (ii) the Dogotix Warrants at an aggregate purchase price of US$123.35, which carry the right to subscribe for up to an aggregate of 246,688,000 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate exercise price of US$500 million. This round of equity financing of Dogotix contemplated under the Dogotix Share Purchase Agreement was initiated by leading global investment institutions and led by IDG Capital, with participation from Gaorong Ventures and support from Tencent and Alibaba as strategic investors.

Under the Dogotix Share Purchase Agreement, on or before the four (4) month anniversary of the date of the Dogotix Share Purchase Agreement or such other time as may be agreed, Dogotix may issue, on the same terms and conditions as those contained in the Dogotix Share Purchase Agreement, up to 7,400,640 additional Dogotix Series A Preferred Shares to the Additional Investor for an aggregate purchase price of US$15 million based on the same purchase price per Dogotix Series A Preferred Share as that paid by the Investors for the Dogotix Series A Preferred Shares in an additional closing, provided that the Additional Investor shall become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement.

THE GRANT OF THE REDEMPTION RIGHTS

Under the shareholders’ agreement of Dogotix to be entered into in connection with the Subscription, each of the Investors will be granted the Redemption Rights, pursuant to which, among other things, each Investor shall be entitled to require Dogotix, the Dogotix Material Subsidiaries or XPENG to redeem, purchase, cause to be purchased or otherwise acquire all or any portion of the outstanding Dogotix Series A Preferred Shares held by such Investor upon Dogotix’s failure to complete a qualified initial public offering within seven (7) years of the completion of the Investor’s subscription for the Tranche 1 Subscription Shares, or the occurrence of any other triggering events contemplated thereunder.

THE ADOPTION OF THE DOGOTIX 2026 EQUITY INCENTIVE PLAN

The Board further announces that, in connection with the Subscription, Dogotix will approve and adopt the Dogotix 2026 Equity Incentive Plan prior to the First Closing of the Subscription. As Dogotix is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules, the Dogotix 2026 Equity Incentive Plan does not constitute a share scheme under Chapter 17 of the Listing Rules and is not subject to the provisions of Chapter 17 of the Listing Rules.

LISTING RULES IMPLICATIONS

The Subscription and the adoption of the Dogotix 2026 Equity Incentive Plan

The Subscription constitutes a deemed disposal of equity interest in Dogotix by the Company under Rule 14.29 of the Listing Rules. Since the exercise of the Dogotix Warrants subscribed for by the Executive Subscribers is not at the discretion of Dogotix, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the subscription for the Dogotix Warrants will be classified as if the Dogotix Warrants had been exercised at the time of issue.

Dogotix is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules and, accordingly, the Dogotix 2026 Equity Incentive Plan does not constitute a share scheme under Chapter 17 of the Listing Rules and is not subject to the provisions of Chapter 17 of the Listing Rules. As the Dogotix 2026 Equity Incentive Plan involves the grant of options, restricted shares, restricted share units and other equity-based awards over the Dogotix Ordinary Shares, the adoption of the Dogotix 2026 Equity Incentive Plan also constitutes a possible disposal and/or deemed disposal of equity interest in Dogotix by the Company pursuant to Rule 14.32A of the Listing Rules and should be aggregated with the Subscription pursuant to Rule 14.23 of the Listing Rules.

Assuming (a) the Subscription is completed in full (assuming the Additional Investor subscribes for the maximum of 7,400,640 additional Dogotix Series A Preferred Shares), (b) the Dogotix Warrants are exercised in full and (c) the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan is fully utilised, the Company’s equity interest in Dogotix will be diluted from 100.00% to approximately 68.41%, representing a deemed disposal and/or possible disposal of approximately 31.59% equity interest in Dogotix by the Company. As the highest applicable percentage ratio in respect of the aggregated transactions exceeds 5% but is less than 25%, the Subscription and the adoption of the Dogotix 2026 Equity Incentive Plan constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but are exempt from the circular and shareholders’ approval requirements thereunder.

The grant of the Redemption Rights

Since the exercise of the Redemption Rights granted to the Investors is not at the discretion of Dogotix, the Dogotix Material Subsidiaries or XPENG, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the grant of the Redemption Rights will be classified as if the Redemption Rights had been exercised at the time of the grant. As the highest applicable percentage ratio in respect of the grant of the Redemption Rights, after aggregation, exceeds 5% but is less than 25%, the grant of the Redemption Rights constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but is exempt from the circular and shareholders’ approval requirements thereunder.

The Connected Subscription

Executive Subscriber A is a company wholly-owned by Mr. Xiaopeng He, an executive Director, the chairman of the Board and the chief executive officer of the Company. Therefore, Executive Subscriber A is an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. Executive Subscriber B is a company wholly-owned by Dr. Hongdi Brian Gu, the honorary vice chairman of the Board and a co-president of the Company. Dr. Hongdi Brian Gu is also a director of certain subsidiaries of the Company and a connected person at the subsidiary level of the Company. Executive Subscriber B is an associate of Dr. Hongdi Brian Gu and therefore a connected person at the subsidiary level of the Company under Rule 14A.06 of the Listing Rules. Accordingly, each of Executive Subscriber A’s and Executive Subscriber B’s respective subscription for the Dogotix Ordinary Shares and the Dogotix Warrants constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Since the exercise of the Dogotix Warrants subscribed for by each of Executive Subscriber A and Executive Subscriber B is not at the discretion of Dogotix, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the respective subscription for the Dogotix Warrants by each of Executive Subscriber A and Executive Subscriber B will be classified as if the respective Dogotix Warrants had been exercised at the time of issue.

The Connected Subscription is conducted on normal commercial terms. As the highest applicable percentage ratio (other than the profits ratio) in respect of the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscriber A (which is a connected person of the Company) exceeds 0.1% but is less than 5%, such subscription by the Executive Subscriber A is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules, pursuant to Rule 14A.76 of the Listing Rules. As the highest applicable percentage ratio (other than the profits ratio) in respect of the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscriber B (which is a connected person at the subsidiary level of the Company) exceeds 1% but is less than 5%, such subscription by the Executive Subscriber B is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules, pursuant to Rule 14A.76 of the Listing Rules.

Completion of the transactions contemplated under the Dogotix Share Purchase Agreement is subject to the satisfaction and/or waiver of the closing conditions and, accordingly, may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

INTRODUCTION

The Board is pleased to announce that on 24 August 2026, the Company, Dogotix (a wholly-owned subsidiary of the Company as at the date of this announcement), the Dogotix Material Subsidiaries, XPeng Dogotix, the Investors and the Executive Subscribers entered into the Dogotix Share Purchase Agreement, pursuant to which (1) XPeng Dogotix conditionally agreed to subscribe for an aggregate of 98,675,200 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$200 million, (2) the Investors conditionally agreed to subscribe for an aggregate of 296,025,600 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$600 million, and (3) the Executive Subscribers conditionally agreed to subscribe for (i) an aggregate of 49,337,600 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate purchase price of US$100 million and (ii) the Dogotix Warrants at an aggregate purchase price of US$123.35, which carry the right to subscribe for up to an aggregate of 246,688,000 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate exercise price of US$500 million. This round of equity financing of Dogotix contemplated under the Dogotix Share Purchase Agreement was initiated by leading global investment institutions and led by IDG Capital, with participation from Gaorong Ventures and support from Tencent and Alibaba as strategic investors.

Under the Dogotix Share Purchase Agreement, on or before the four (4) month anniversary of the date of the Dogotix Share Purchase Agreement or such other time as may be agreed, Dogotix may issue, on the same terms and conditions as those contained in the Dogotix Share Purchase Agreement, up to 7,400,640 additional Dogotix Series A Preferred Shares to the Additional Investor for an aggregate purchase price of US$15 million based on the same purchase price per Dogotix Series A Preferred Share as that paid by the Investors for the Dogotix Series A Preferred Shares in an additional closing, provided that the Additional Investor shall become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement.

THE DOGOTIX SHARE PURCHASE AGREEMENT

The principal terms of the Dogotix Share Purchase Agreement are summarised below:

Date	24 August 2026

Parties	(a) Dogotix; (b) the Dogotix Material Subsidiaries; (c) the Company;

(d) XPeng Dogotix; (e) the Investors, namely IDG Capital, Alibaba, Tencent and Gaorong Ventures; and (f) the Executive Subscribers, namely Executive Subscriber A and Executive Subscriber B.

The Additional Investor may become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement.

Executive Subscriber A is a company wholly-owned by Mr. Xiaopeng He, an executive Director, the chairman of the Board and the chief executive officer of the Company. Therefore, Executive Subscriber A is an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. Executive Subscriber B is a company wholly-owned by Dr. Hongdi Brian Gu, the honorary vice chairman of the Board and a co-president of the Company. Dr. Hongdi Brian Gu is also a director of certain subsidiaries of the Company and a connected person at the subsidiary level of the Company. Executive Subscriber B is an associate of Dr. Hongdi Brian Gu and therefore a connected person at the subsidiary level of the Company under Rule 14A.06 of the Listing Rules.

Dogotix and the Dogotix Material Subsidiaries are members of the XPeng Group. The Executive Subscribers are connected persons of the Company. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Investors and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

The Subscription

Pursuant to the Dogotix Share Purchase Agreement:

(a)   XPeng Dogotix conditionally agreed to subscribe for an aggregate of 98,675,200 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$200 million;

(b)   the Investors conditionally agreed to subscribe for an aggregate of 296,025,600 Dogotix Series A Preferred Shares to be newly issued by Dogotix at an aggregate purchase price of US$600 million;

(c)   the Executive Subscribers conditionally agreed to subscribe for an aggregate of 49,337,600 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate purchase price of US$100 million;

(d)   the Executive Subscribers conditionally agreed to subscribe for the Dogotix Warrants at an aggregate purchase price of US$123.35, which carry the right to subscribe for up to an aggregate of 246,688,000 Dogotix Ordinary Shares to be newly issued by Dogotix at an aggregate exercise price of US$500 million; and

(e)   on or before the four (4) month anniversary of the date of the Dogotix Share Purchase Agreement or such other time as may be agreed, Dogotix may issue, on the same terms and conditions as those contained in the Dogotix Share Purchase Agreement, up to 7,400,640 additional Dogotix Series A Preferred Shares to the Additional Investor for an aggregate purchase price of US$15 million based on the same purchase price per Dogotix Series A Preferred Share as that paid by the Investors for the Dogotix Series A Preferred Shares in an additional closing, provided that the Additional Investor shall become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement.

Connected Subscription

Between the Executive Subscribers:

(a)   Executive Subscriber A agreed to subscribe for (i) 39,470,080 Dogotix Ordinary Shares at a purchase price of US$80 million, and (ii) a Dogotix Warrant at the purchase price of US$98.68, which carries the right to subscribe for up to an aggregate of 197,350,400 Dogotix Ordinary Shares at an exercise price of US$400 million; and

(b)   Executive Subscriber B agreed to subscribe for (i) 9,867,520 Dogotix Ordinary Shares at a purchase price of US$20 million, and (ii) a Dogotix Warrant at the purchase price of US$24.67, which carries the right to subscribe for up to an aggregate of 49,337,600 Dogotix Ordinary Shares at an exercise price of US$100 million.

As Executive Subscriber A is a connected person of the Company and Executive Subscriber B is a connected person at the subsidiary level of the Company, each of Executive Subscriber A’s and Executive Subscriber B’s respective subscription for the Dogotix Ordinary Shares and the Dogotix Warrants constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

The respective Dogotix Series A Preferred Shares and the Dogotix Ordinary Shares subscribed for by XPeng Dogotix and the Executive Subscribers are subject to transfer restrictions in accordance with the terms of the shareholders’ agreement of Dogotix to be entered into in connection with the Subscription. The Dogotix Series A Preferred Shares subscribed for by the Investors are freely transferrable.

Terms of the Dogotix Warrants

The  principal terms of the Dogotix Warrants are summarised below:

(a)   Issuer: Dogotix;

(b)   Holders: the Executive Subscribers, namely Executive Subscriber A and Executive Subscriber B. The Dogotix Warrants subscribed for by the Executive Subscribers are not transferrable;

(c)   Purchase price of the Dogotix Warrants: the Executive Subscribers conditionally agreed to purchase the Dogotix Warrants at an aggregate purchase price of US$123.35, which represents the par value of the aggregate 246,688,000 Dogotix Ordinary Shares which may be issued upon full exercise of the Dogotix Warrants;

(d)   Subscription right attached to and exercise price of the Dogotix Warrants: the Dogotix Warrants entitle the holders of the Dogotix Warrants to subscribe for up to an aggregate of 246,688,000 Dogotix Ordinary Shares at an aggregate exercise price of US$500 million, which represents the same purchase price per Dogotix Ordinary Share under the Dogotix Share Purchase Agreement; and

(e)   Exercise period: the subscription rights attached to the Dogotix Warrants are exercisable at any time after the date of issue and prior to (i) one business day prior to the qualified initial public offering of Dogotix, or (ii) to the extent the Dogotix Warrants are permitted to survive after the qualified initial public offering of Dogotix under applicable laws, rules, regulations, and relevant stock exchange’s guidance and decisions, such later date as the holder of the Dogotix Warrants and Dogotix (after obtaining the prior written consent of the requisite shareholders of Dogotix) may agree, subject to the terms and conditions thereof.

Consideration and Basis of Determination

Subscription for the Dogotix Series A Preferred Shares by XPeng Dogotix and the Investors

The purchase price for the Dogotix Series A Preferred Shares payable by XPeng Dogotix and the Investors represents an implied pre-transaction valuation of Dogotix of US$5 billion (calculated as the product of (i) the purchase price per Dogotix Series A Preferred Share and (ii) the number of total issued Dogotix Ordinary Shares immediately prior to the completion of the Subscription) and an implied post-transaction valuation of Dogotix of US$6.3 billion (calculated as the product of (i) the purchase price per Dogotix Series A Preferred Share and (ii) the number of total issued shares of Dogotix immediately upon the completion of the Subscription and the full utilisation of the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan, without taking into account any additional Dogotix Series A Preferred Shares which may be issued to the Additional Investor and any Dogotix Ordinary Shares which may be issued pursuant to the exercise of the Dogotix Warrants).

Such price was determined after arm’s length negotiations between the parties after taking into account the financial position, business performance and business prospects of Dogotix, with reference to:

(a)   the development prospects of the humanoid robots industry globally, fuelled by technology breakthroughs in the area of embodied artificial intelligence and the shortage of human labour;

(b)   the research and development progress of humanoid robots of XPeng Group;

(c)   the independent and comprehensive due diligence, commercial analysis and assessment conducted by the Company’s management. As part of such assessment, the management undertook a market comparable analysis and identified several peer companies for benchmarking purposes. The selection of the comparable companies was based on a number of objective criteria, including that: (i) the principal business activities of the selected companies are focused on the research, development and commercialisation of humanoid robots; (ii) the selected companies are traded on major international capital markets, including those in the United States and Hong Kong, which are generally characterised by adequate market liquidity, transparency and established regulatory disclosure standards; (iii) sufficient and reliable financial and operating information of the selected companies that is publicly available to facilitate meaningful comparison; and (iv) the selected companies exhibit high-growth characteristics in terms of revenue growth and business expansion that are broadly comparable to the growth profile and development stage of Dogotix. The management also considered a range of metrics derived from the selected comparable companies, together with Dogotix’s operational performance. Based on the foregoing analysis and assessment, the management considered that the pre-transaction valuation of Dogotix of US$5 billion is supportable from a commercial perspective and is within the valuation range implied by the selected comparable companies and transactions; and

(d)   the validation through arm’s length negotiations with the Investors, which include internationally recognised, reputable and sophisticated institutional investors with extensive investment experience in the technology sector. The willingness of such Investors to invest at the agreed purchase price provides independent market-based support for the valuation of Dogotix.

Connected Subscription

The purchase price per Dogotix Ordinary Share payable by the Executive Subscribers is equal to the purchase price per Dogotix Series A Preferred Share payable by the Investors. The purchase price of the Dogotix Warrants is equal to the par value of the aggregate Dogotix Ordinary Shares which may be issued upon full exercise of the Dogotix Warrants. The exercise price of the Dogotix Warrant for each Dogotix Ordinary Share to be issued upon its exercise is equal to the purchase price per Dogotix Series A Preferred Share payable by the Investors.

Such price was determined after arm’s length negotiations, having taken into account the following factors:

(a)   the Executive Subscribers agreed to provide a capital injection to Dogotix at the same implied pre-transaction valuation of US$5 billion as the Investors. The capital contribution of the Executive Subscribers demonstrated the Executives’ strong confidence in and commitment to the development of the XPeng Robotics Business, and was an important factor for Dogotix to successfully introduce the external financing from the Investors; and

(b)   the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscribers was a whole deal agreed among the parties to the Dogotix Share Purchase Agreement. Although the Executive Subscribers enjoy the time value of not having to contribute the exercise price of the Dogotix Warrants at the same time as the Investors’ subscription for the Dogotix Series A Preferred Shares, such benefit is offset by the fact that (i) the Dogotix Series A Preferred Shares carry preferential rights over the Dogotix Ordinary Shares, such as the Redemption Rights, liquidation preference rights, pre-emptive rights, rights of first refusal, rights of co-sale, anti-dilution rights and tag-along rights, and (ii) as part of the whole deal, each of the Executives additionally agreed to enter into a Non-Competition Undertaking in favour of Dogotix.

The aggregate value of the consideration to be received by Dogotix from the Subscription is approximately US$900 million (without taking into account the additional US$15 million proceeds which may be received from the Additional Investor’s subscription for 7,400,640 additional Dogotix Series A Preferred Shares, nor the additional US$500 million proceeds which may be received from the full exercise of the Dogotix Warrants).

Closing Conditions	First Closing The completion of the subscription for the Tranche 1 Subscription Shares is subject to, among others, the satisfaction and/or waiver of the following closing conditions:

(a)   the representations and warranties made by the parties in the Dogotix Share Purchase Agreement remaining true, accurate, complete and not misleading as of the date of the Dogotix Share Purchase Agreement and as of the applicable closing date;

(b)   each party having performed and complied with all applicable agreements, obligations and conditions under the Dogotix Share Purchase Agreement and other related transaction documents;

(c)   all consents of any competent governmental authority or any other person which is required to be obtained in connection with the consummation of the transactions contemplated under the Dogotix Share Purchase Agreement and the other related transaction documents having been duly obtained and remaining effective; and

(d)   Dogotix having approved and adopted the Dogotix 2026 Equity Incentive Plan.

Subject to the satisfaction and/or waiver of the relevant closing conditions, the completion of the subscription for the Tranche 1 Subscription Shares will take place in the following manner:

(a)   XPeng Dogotix: on or before 1 September 2026, or such other time as may be agreed;

(b)   Executive Subscribers: on a date as determined by Dogotix;

(c)   IDG Capital: as soon as practicable and no later than fifteen (15) business days after the relevant applicable closing conditions are satisfied and/or waived; and

(d)   Alibaba, Tencent and Gaorong Ventures: as soon as practicable and no later than the third (3rd) business day after the relevant applicable closing conditions are satisfied and/or waived, as applicable (or such other time as may be agreed).

Second Closing

The completion of the subscription for the Tranche 2 Subscription Shares and the Dogotix Warrants is subject to, among others, the satisfaction and/or waiver of the following closing conditions:

(a)   the representations and warranties made by the parties in the Dogotix Share Purchase Agreement remaining true, accurate, complete and not misleading as of the date of the Dogotix Share Purchase Agreement and as of the applicable closing date;

(b)   each party having performed and complied with all applicable agreements, obligations and conditions under the Dogotix Share Purchase Agreement and other related transaction documents;

(c)   all consents of any competent governmental authority or any other person which is required to be obtained in connection with the consummation of the transactions contemplated under the Dogotix Share Purchase Agreement and the other related transaction documents having been duly obtained and remaining effective;

(d) Dogotix having approved and adopted the Dogotix 2026 Equity Incentive Plan; and

(e)   IDG Capital or its applicable designee having obtained or completed all requisite approvals, consents, filings and registrations (including, without limitation, the applicable outbound direct investment approvals from the competent PRC governmental authorities, if applicable) required in connection with its investment in the Tranche 2 Subscription Shares.

Subject to the satisfaction and/or waiver of the relevant closing conditions, the completion of the subscription for the Tranche 2 Subscription Shares and the Dogotix Warrants will take place in the following manner:

(f)   Executive Subscribers: no later than four (4) months after the date of the Dogotix Share Purchase Agreement, or such other date as may be agreed; and

(g)   IDG Capital: no later than twenty (20) business days after all relevant applicable closing conditions are satisfied and/or waived, but in any event no earlier than the date falling three (3) months after the date of the Dogotix Share Purchase Agreement, and no later than the date falling six (6) months after the date of the Dogotix Share Purchase Agreement, or such other date as may be agreed.

As at the date of this announcement, none of the closing conditions of the Subscription has been satisfied or waived.

Each of XPeng Dogotix, the Investors and the Executive Subscribers shall pay its applicable purchase price for the respective Dogotix Series A Preferred Shares, Dogotix Ordinary Shares and/or Dogotix Warrants in full by wire transfer of immediately available funds to an account designated by Dogotix.

THE GRANT OF THE REDEMPTION RIGHTS

Under the shareholders’ agreement of Dogotix to be entered into in connection with the Subscription, each of the Investors will be granted the Redemption Rights, pursuant to which, among other things, each Investor shall be entitled to require Dogotix, the Dogotix Material Subsidiaries or XPENG to redeem, purchase, cause to be purchased or otherwise acquire all or any portion of the outstanding Dogotix Series A Preferred Shares held by such Investor upon Dogotix’s failure to complete a qualified initial public offering within seven (7) years of the completion of the Investor’s subscription for the Tranche 1 Subscription Shares, or the occurrence of any other triggering events contemplated thereunder.

The redemption price of the Dogotix Series A Preferred Shares shall be equal to the higher of: (a) 100% of the Investor’s purchase price of the Dogotix Series A Preferred Shares, plus interest accrued thereon at a compound rate of 8% per annum from the actual payment date of such purchase price of the Dogotix Series A Preferred Shares, plus any declared but unpaid dividends thereon; and (b) 120% of the Investor’s purchase price of the Dogotix Series A Preferred Shares, plus any declared but unpaid dividends thereon.

THE ADOPTION OF THE DOGOTIX 2026 EQUITY INCENTIVE PLAN

The Board further announces that, in connection with the Subscription, Dogotix will approve and adopt the Dogotix 2026 Equity Incentive Plan prior to the First Closing of the Subscription. As Dogotix is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules, the Dogotix 2026 Equity Incentive Plan does not constitute a share scheme under Chapter 17 of the Listing Rules and is not subject to the provisions of Chapter 17 of the Listing Rules.

The principal terms of the Dogotix 2026 Equity Incentive Plan are summarised below:

(a)	Purpose: to attract, retain and incentivize selected participants considered essential to the success of the XPeng Robotics Business;

(b)	Term of the Dogotix 2026 Equity Incentive Plan: the Dogotix 2026 Equity Incentive Plan shall continue in effect for a term of ten (10) years;

(c)	Participants: employees, directors, consultants and other service providers of the Dogotix Group Companies;

(d)

Scheme mandate limit: 15% of the total issued share capital of Dogotix as enlarged by the Subscription (without taking into account 7,400,640 additional Dogotix Series A Preferred Shares which may be issued to the Additional Investor and assuming the Dogotix Warrants are not exercised) and the full utilisation of the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan, i.e. 469,502,968 Dogotix Ordinary Shares, which will be funded by:

•

250,401,583 existing Dogotix Ordinary Shares to be transferred from XPeng Dogotix, representing 8% of the total issued share capital of Dogotix as enlarged by the Subscription (without taking into account 7,400,640 additional Dogotix Series A Preferred Shares which may be issued to the Additional Investor and assuming the Dogotix Warrants are not exercised) and the full utilisation of the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan; and

•

219,101,385 Dogotix Ordinary Shares to be newly issued by Dogotix, representing 7% of the total issued share capital of Dogotix as enlarged by the Subscription (without taking into account 7,400,640 additional Dogotix Series A Preferred Shares which may be issued to the Additional Investor and assuming the Dogotix Warrants are not exercised) and the full utilisation of the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan;

(e)	Type of awards: options, restricted shares, restricted share units and other equity-based awards over the Dogotix Ordinary Shares; and

(f)

Grant price, exercise price and vesting conditions: to be determined by the administrator of the Dogotix 2026 Equity Incentive Plan (which shall be the compensation committee or any other designated committee or subcommittee of the board of directors of Dogotix, or any member(s) of the board of directors of Dogotix or officer(s) of the Dogotix delegated by such committee or subcommittee) in accordance with the terms of the Dogotix 2026 Equity Incentive Plan.

THE DOGOTIX CARVE-OUT PLAN

In connection with the Dogotix Share Purchase Agreement, XPENG and Dogotix will implement and complete the Dogotix Carve-out Plan on or prior to the Dogotix Carve-out Reference Date. Pursuant to the Dogotix Carve-out Plan, the XPeng Group will transfer certain business assets, intellectual property and business personnel, in each case, primarily related to the XPeng Robotics Business to the Dogotix Group Companies (to the extent not already held by the Dogotix Group Companies). Upon completion of the Dogotix Carve-out Plan, the Dogotix Group Companies are expected to have independent and sufficient employees, assets, intellectual property, systems, platforms, business opportunities, premises, contracts, operational resources and capabilities and other rights, interests and resources relating to the XPeng Robotics Business to conduct the XPeng Robotics Business independently.

NON-COMPETITION UNDERTAKING

In connection with the Subscription, each of the Executives also agreed to enter into a Non-Competition Undertaking in favour of Dogotix and the Investors, pursuant to which, during the period commencing on the closing date of the Executive Subscribers’ subscription for the Tranche 1 Subscription Shares and ending on the later of (x) the date on which he ceases to be a direct or indirect holder of equity interests in Dogotix and (y) eighteen (18) months after he ceases to be employed by, or to act as a director, officer or consultant of, any Dogotix Group Company, he shall not, directly or indirectly, compete with the Dogotix Group Companies, subject to the terms and conditions contained therein.

CHANGE IN SHAREHOLDING STRUCTURE OF DOGOTIX

The shareholding structure of Dogotix immediately prior to and immediately upon completion of the Subscription is set out below:

Shareholders of Dogotix	Immediately prior to the completion of the Subscription		Immediately upon completion of the Subscription (assuming the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan is fully utilised but the Dogotix Warrants are not exercised)(1)		Immediately upon completion of the Subscription (assuming the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan is fully utilised and the Dogotix Warrants are exercised in full)(1)
	Number of Shares	Approximate %	Number of Shares	Approximate %	Number of Shares	Approximate %
XPeng Dogotix	2,466,880,000 Ordinary Shares	100.00%	2,216,478,417 Dogotix Ordinary Shares(1)	70.65%	2,216,478,417 Dogotix Ordinary Shares(1)	65.50%
			98,675,200 Dogotix Series A Preferred Shares	3.15%	98,675,200 Dogotix Series A Preferred Shares	2.91%
Subtotal				73.80%		68.41%

IDG Capital	—	—	148,012,800 Dogotix Series A Preferred Shares	4.72%	148,012,800 Dogotix Series A Preferred Shares	4.37%
Alibaba	—	—	49,337,600 Dogotix Series A Preferred Shares	1.57%	49,337,600 Dogotix Series A Preferred Shares	1.46%
Tencent	—	—	49,337,600 Dogotix Series A Preferred Shares	1.57%	49,337,600 Dogotix Series A Preferred Shares	1.46%
Gaorong Ventures	—	—	49,337,600 Dogotix Series A Preferred Shares	1.57%	49,337,600 Dogotix Series A Preferred Shares	1.46%
Executive Subscriber A(2)	—	—	39,470,080 Ordinary Shares	1.26%	236,820,480 Ordinary Shares	7.00%
Executive Subscriber B(3)	—	—	9,867,520 Ordinary Shares	0.31%	59,205,120 Ordinary Shares	1.75%
Reserved for the Additional Investor(4)	—	—	7,400,640 Dogotix Series A Preferred Shares	0.24%	7,400,640 Dogotix Series A Preferred Shares	0.22%
Reserved under the Dogotix 2026 Equity Incentive Plan(1)	—	—	469,502,968 Ordinary Shares	14.96%	469,502,968 Ordinary Shares	13.87%
Total	2,466,880,000	100.00%	3,137,420,425	100.00%	3,384,108,425	100.00%

Notes:

1.

Assuming that 250,401,583 existing Dogotix Ordinary Shares to be transferred from XPeng Dogotix and 219,101,385 Dogotix Ordinary Shares to be newly issued by Dogotix are fully utilized pursuant to the Dogotix 2026 Equity Incentive Plan.

2.

Immediately upon completion of the Subscription, Executive Subscriber A will hold a Dogotix Warrant which carries the right to subscribe for up to 197,350,400 Dogotix Ordinary Shares to be newly issued by Dogotix.

3.

Immediately upon completion of the Subscription, Executive Subscriber B will hold a Dogotix Warrant which carries the right to subscribe for up to 49,337,600 Dogotix Ordinary Shares to be newly issued by Dogotix.

4.	Assuming Dogotix issues the maximum of 7,400,640 additional Dogotix Series A Preferred Shares to the Additional Investor.

FINANCIAL IMPACT OF THE TRANSACTIONS CONTEMPLATED UNDER THE DOGOTIX SHARE PURCHASE AGREEMENT AND INTENDED USE OF PROCEEDS

Upon completion of the Subscription and the adoption of the Dogotix 2026 Equity Incentive Plan, Dogotix will cease to be a wholly-owned subsidiary of the Company and will become a 81.97% owned subsidiary of the Company (without taking into account any additional Dogotix Series A Preferred Shares which may be issued to the Additional Investor, any Dogotix Ordinary Shares which may be issued pursuant to the full exercise of the Dogotix Warrants and any Dogotix Ordinary Shares to be transferred from XPeng Dogotix pursuant to the Dogotix 2026 Equity Incentive Plan). Assuming (a) the Additional Investor subscribes for the maximum of 7,400,640 additional Dogotix Series A Preferred Shares, (b) the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan is fully utilised and (c) the Dogotix Warrants are exercised in full, the Company’s shareholding in Dogotix will be further diluted to 68.41% and Dogotix will remain as a subsidiary of the Company. The financial results of Dogotix will continue to be consolidated into the consolidated financial statements of the Company.

Based on a preliminary assessment, the Company does not expect to record any gain or loss on the transactions described in this announcement, the actual gain/loss amount (if any) to be recorded by the Company will be subject to review by the Company’s auditor.

Dogotix expects to receive proceeds of approximately US$900 million from the Subscription (without taking into account the additional US$15 million proceeds which may be received from the Additional Investor’s subscription for 7,400,640 additional Dogotix Series A Preferred Shares, nor the additional US$500 million proceeds which may be received from the full exercise of the Dogotix Warrants), and such proceeds are expected to be used for the growth and expansion, the capital expenditure and general working capital needs related to the XPeng Robotics Business.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company considers that the introduction of external equity financing into Dogotix through the Dogotix Share Purchase Agreement and the adoption of the Dogotix 2026 Equity Incentive Plan are commercially beneficial to the Company and Dogotix and in the interests of the Company and its shareholders as a whole for the following reasons:

(a)

the introduction of external financing enables the value of Dogotix and the XPeng Robotics Business to be better reflected on their own merits, and enables investors to appraise and assess the performance and potential of Dogotix separately and distinctly from those of the Group (excluding the Dogotix Group Companies);

(b)

the XPeng Robotics Business would be appealing to an investor base specialising in the business of research and development of humanoid robots, which differs from the investor base for the Group’s smart electric vehicle business, and the Subscription therefore broadens the sources of capital available to fund the development of the XPeng Robotics Business without recourse to the Company’s own balance sheet;

(c)

the Subscription will provide Dogotix with a significant amount of capital to fund the research and development and commercialisation of humanoid robots, thereby reducing the funding burden on the Group and allowing a more efficient deployment of the financial resources of the Group (excluding the Dogotix Group Companies);

(d)

the participation of internationally recognised institutional investors is expected to enhance the profile of Dogotix among its potential customers, suppliers and strategic partners and strengthen its position in negotiating and soliciting business. In addition, the strategic investors could bring in extensive strategic resources and support, facilitating the expansion of humanoid robots’ application scenarios. As such, the Company will continue to benefit from the growth of Dogotix through its retained equity interest in Dogotix;

(e)

the Company will continue to control and consolidate Dogotix following completion of the Subscription and could achieve strategic synergies between the Group and the Dogotix Group Companies through the sharing of R&D resources and achievements in Physical AI, so that the Group retains the strategic benefits of the XPeng Robotics Business;

(f)

the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscribers and the entering into the Non-Competition Undertakings by the Executives are intended to align the interests of the Executives (being the key personnel for the XPeng Robotics Business) with the long-term development of Dogotix and to recognise the contributions made and to be made by them; and

(g)

the adoption of the Dogotix 2026 Equity Incentive Plan helps Dogotix to retain, attract and incentivize suitable talent for the continued operation and development of Dogotix, and can align the interests of the selected participants with the long-term development of Dogotix.

The Directors (including the independent non-executive Directors) believe that the terms of the Dogotix Share Purchase Agreement and the transactions contemplated thereunder are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

With regard to the Connected Subscription, the Directors (including the independent non-executive Directors) believe that the terms of the Connected Subscription are fair and reasonable, the Connected Subscription is on normal commercial terms and in the ordinary and usual course of business of the Group and is in the interests of the Company and its shareholders as a whole.

Mr. Xiaopeng He, being the sole shareholder of Executive Subscriber A, has a material interest in the Connected Subscription and has accordingly abstained from voting on the relevant Board resolutions approving the Dogotix Share Purchase Agreement and the transactions contemplated thereunder. Save as disclosed above, none of the Directors has any material interest in the transactions contemplated under the Dogotix Share Purchase Agreement, nor is required to abstain from voting on the relevant Board resolutions.

LISTING RULES IMPLICATIONS

The Subscription and the adoption of the Dogotix 2026 Equity Incentive Plan

The Subscription constitutes a deemed disposal of equity interest in Dogotix by the Company under Rule 14.29 of the Listing Rules. Since the exercise of the Dogotix Warrants subscribed for by the Executive Subscribers is not at the discretion of Dogotix, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the subscription for the Dogotix Warrants will be classified as if the Dogotix Warrants had been exercised at the time of issue.

Dogotix is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules and, accordingly, the Dogotix 2026 Equity Incentive Plan does not constitute a share scheme under Chapter 17 of the Listing Rules and is not subject to the provisions of Chapter 17 of the Listing Rules. As the Dogotix 2026 Equity Incentive Plan involves the grant of options, restricted shares, restricted share units and other equity-based awards over the Dogotix Ordinary Shares, the adoption of the Dogotix 2026 Equity Incentive Plan also constitutes a possible disposal and/or deemed disposal of equity interest in Dogotix by the Company pursuant to Rule 14.32A of the Listing Rules and should be aggregated with the Subscription pursuant to Rule 14.23 of the Listing Rules.

Assuming (a) the Subscription is completed in full (assuming the Additional Investor subscribes for the maximum of 7,400,640 additional Dogotix Series A Preferred Shares), (b) the Dogotix Warrants are exercised in full and (c) the scheme mandate limit of the Dogotix 2026 Equity Incentive Plan is fully utilised, the Company’s equity interest in Dogotix will be diluted from 100.00% to approximately 68.41%, representing a deemed disposal and/or possible disposal of approximately 31.59% equity interest in Dogotix by the Company. As the highest applicable percentage ratio in respect of the aggregated transactions exceeds 5% but is less than 25%, the Subscription and the adoption of the Dogotix 2026 Equity Incentive Plan constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but are exempt from the circular and shareholders’ approval requirements thereunder.

The grant of the Redemption Rights

Since the exercise of the Redemption Rights granted to the Investors is not at the discretion of Dogotix, the Dogotix Material Subsidiaries or XPENG, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the grant of the Redemption Rights will be classified as if the Redemption Rights had been exercised at the time of the grant. As the highest applicable percentage ratio in respect of the grant of the Redemption Rights, after aggregation, exceeds 5% but is less than 25%, the grant of the Redemption Rights constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but is exempt from the circular and shareholders’ approval requirements thereunder.

The Connected Subscription

Executive Subscriber A is a company wholly-owned by Mr. Xiaopeng He, an executive Director, the chairman of the Board and the chief executive officer of the Company. Therefore, Executive Subscriber A is an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. Executive Subscriber B is a company wholly-owned by Dr. Hongdi Brian Gu, the honorary vice chairman of the Board and a co-president of the Company. Dr. Hongdi Brian Gu is also a director of certain subsidiaries of the Company and a connected person at the subsidiary level of the Company. Executive Subscriber B is an associate of Dr. Hongdi Brian Gu and therefore a connected person at the subsidiary level of the Company under Rule 14A.06 of the Listing Rules. Accordingly, each of Executive Subscriber A’s and Executive Subscriber B’s respective subscription for the Dogotix Ordinary Shares and the Dogotix Warrants constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Since the exercise of the Dogotix Warrants subscribed for by each of Executive Subscriber A and Executive Subscriber B is not at the discretion of Dogotix, according to Rule 14.74(1) of the Listing Rules, the transaction in relation to the respective subscription for the Dogotix Warrants by each of Executive Subscriber A and Executive Subscriber B will be classified as if the respective Dogotix Warrants had been exercised at the time of issue.

The Connected Subscription is conducted on normal commercial terms. As the highest applicable percentage ratio (other than the profits ratio) in respect of the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscriber A (which is a connected person of the Company) exceeds 0.1% but is less than 5%, such subscription by the Executive Subscriber A is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules, pursuant to Rule 14A.76 of the Listing Rules. As the highest applicable percentage ratio (other than the profits ratio) in respect of the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscriber B (which is a connected person at the subsidiary level of the Company) exceeds 1% but is less than 5%, such subscription by the Executive Subscriber B is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules, pursuant to Rule 14A.76 of the Listing Rules.

INFORMATION ON THE PARTIES

XPENG and XPeng Dogotix

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world to reshape future mobility and smart living. Through in-house R&D, XPENG has developed a full-stack Physical AI architecture spanning Turing AI chips, world foundation models, and highly integrated software and hardware applications. This unified technology foundation of XPENG powers an expansive product portfolio of smart EVs, robotaxis, and humanoid robots, advancing the deployment of Physical AI at scale. Headquartered in Guangzhou, China, XPENG is dual-primary listed on the New York Stock Exchange (NYSE Ticker: XPEV) and the Hong Kong Stock Exchange (Stock Code: 9868). With global capabilities across R&D, manufacturing, sales, and services, XPENG drives continuous technological innovation and fosters an open Physical AI ecosystem, making life smarter, safer, and better for users worldwide.

XPeng Dogotix is a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company. It is mainly engaged in investment holding.

Dogotix and the Dogotix Material Subsidiaries

Dogotix is an exempted company incorporated in the Cayman Islands with limited liability, and a wholly-owned subsidiary of the Company as of the date of this announcement.

Dogotix Material Subsidiaries comprise:

•	Guangdong Pengxing Intelligence Co., Ltd. (廣東鵬行智能有限公司), a limited liability company duly established and validly existing under the laws of the PRC, and a wholly-owned subsidiary of Dogotix;

•	Guangdong Xiaopeng Embodied Technology Co., Ltd. (廣東小鵬具身科技有限公司), a limited liability company duly established and validly existing under the laws of the PRC, and a wholly-owned subsidiary of Dogotix;

•	Shenzhen Pengxing Smart Research Co., Ltd. (深圳鵬行智能研究有限公司), a limited liability company duly established and validly existing under the laws of the PRC, and a wholly-owned subsidiary of Dogotix; and

•

Guangzhou Pengxing Intelligent Technology Co., Ltd. (廣州鵬行智能科技有限公司), a limited liability company duly established and validly existing under the laws of the PRC, and a wholly-owned subsidiary of Dogotix.

Dogotix, together with the Dogotix Material Subsidiaries and its other subsidiaries, is mainly engaged in the XPeng Robotics Business.

Based on the unaudited management accounts of the XPeng Robotics Business, the net profit/(loss) before and after taxation of Dogotix for the two financial years ended 31 December 2024 and 31 December 2025 were as follows:

	For the financial year ended 31 December
	2024 (unaudited) (RMB million)	2025 (unaudited) (RMB million)
Net profit/(loss) before taxation	(87)	(369)
Net profit/(loss) after taxation	(87)	(369)

Based on the unaudited management accounts of the XPeng Robotics Business, the net liabilities of Dogotix as at 31 March 2026 were approximately RMB447 million.

The Investors

IDG Capital is an exempted limited partnership established under the laws of the Cayman Islands. It is principally engaged in investment activities. IDG Capital is managed by its general partner, IDG Capital Project R Fund Associates, L.P., which is in turn managed by its general partner, IDG Capital Project R Fund GP Associates Limited, which is ultimately beneficially owned 51% by Chi Sing HO and 49% by Quan ZHOU. IDG Capital’s limited partner interests are wholly-owned by Zone Pacific Limited, a company incorporated in the Cayman Islands with limited liability, which is in turn wholly-owned by Chi Sing HO. Save as disclosed above, no ultimate beneficial owner of any general partner and limited partner holds 30% or more interests in IDG Capital.

Alibaba is a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability, with its American depositary shares listed on the New York Stock Exchange (Stock Symbol: BABA), and its ordinary shares listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter)).

Tencent is a company incorporated in Hong Kong and is a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent Holdings”), a global technology company listed on the Hong Kong Stock Exchange (HKEX: 00700 (HKD Counter) and 80700 (RMB Counter)). Tencent Holdings is principally engaged in the provision of communication, social, digital content, games, marketing services, fintech and business services primarily in the PRC.

Gaorong Ventures is a business company incorporated in the British Virgin Islands and serves as a special purpose investment holding vehicle. As at the date of this announcement, Gaorong Ventures has two shareholders, namely Gaorong Partners Fund VI, L.P. and Gaorong Partners Fund VI-A, L.P., holding 90% and 10% of Gaorong Ventures’ equity interest, respectively. The general partner of Gaorong Partners Fund VI, L.P. and Gaorong Partners Fund VI-A, L.P. is Gaorong Partners VI Ltd., which is ultimately wholly-owned by Mr. Wong Hoi Pong (王凱邦). No limited partner holds more than one-third of the aggregate partnership interests in Gaorong Partners Fund VI, L.P. and Gaorong Partners Fund VI-A, L.P. taken together.

The Executives and the Executive Subscribers

Executive Subscriber A is a BVI business company incorporated in the British Virgin Islands and is wholly-owned by Mr. Xiaopeng He, an executive Director, the chairman of the Board and the chief executive officer of the Company. It is mainly engaged in investment holdings. Executive Subscriber A is an associate of Mr. Xiaopeng He and a connected person of the Company.

Executive Subscriber B is a BVI business company incorporated in the British Virgin Islands and is wholly-owned by Dr. Hongdi Brian Gu, the honorary vice chairman of the Board and a co-president of the Company. Executive Subscriber B is mainly engaged in investment holdings. Dr. Hongdi Brian Gu is also a director of certain subsidiaries of the Company and therefore a connected person at the subsidiary level of the Company. Executive Subscriber B is an associate of Dr. Hongdi Brian Gu and therefore also a connected person at the subsidiary level of the Company.

Completion of the transactions contemplated under the Dogotix Share Purchase Agreement is subject to the satisfaction and/or waiver of the closing conditions and, accordingly, may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

“Additional Investor”	additional investor who shall be an independent third party of the Company and may become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement

“Alibaba”	Taobao China Holding Limited, a limited liability company established under the laws of Hong Kong

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company” or “XPENG”	XPeng Inc. (小鵬集團*), a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9868) and the American depositary shares of which are listed on the New York Stock Exchange (ticker: XPEV)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Connected Subscription”	the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by Executive Subscriber A (a connected person of the Company) and Executive Subscriber B (a connected person at the subsidiary level of the Company) under the Dogotix Share Purchase Agreement

“Director(s)”	the director(s) of the Company

“Dogotix”	Dogotix Inc., an exempted company incorporated in the Cayman Islands with limited liability which, as at the date of this announcement, is an indirect wholly-owned subsidiary of the Company

“Dogotix 2026 Equity Incentive Plan”	the equity incentive plan of Dogotix required to be approved and adopted as a closing condition under the Dogotix Share Purchase Agreement

“Dogotix Carve-out Plan”	the plan for the carve-out of the XPeng Robotics Business to be implemented in phases by the Dogotix Group Companies and the XPeng Group, as agreed in connection with the Dogotix Share Purchase Agreement

“Dogotix Carve-out Reference Date”	the date that is eighteen (18) months after the completion of the Investor’s subscription for the Tranche 1 Subscription Shares, or such other date as may be agreed

“Dogotix Group Companies”	Dogotix and its subsidiaries from time to time, and “Dogotix Group Company” means any of them

“Dogotix Material Subsidiaries”	four subsidiaries of Dogotix as described under the section headed “Information on the Parties - Dogotix and the Dogotix Material Subsidiaries” in this announcement

“Dogotix Ordinary Share(s)”	the ordinary share(s) of Dogotix of par value US$0.0000005 each

“Dogotix Series A Preferred Share(s)”	the Series A preferred share(s) of Dogotix of par value US$0.0000005 each

“Dogotix Share Purchase Agreement”	the share purchase agreement dated 24 August 2026 (including the joinder agreement which may be entered into by the Additional Investor and form part of the Dogotix Share Purchase Agreement) entered into among the Company, Dogotix, the Dogotix Material Subsidiaries, XPeng Dogotix, the Investors and the Executive Subscribers

“Dogotix Warrant(s)”	the warrant(s) to be issued by Dogotix to each Executive Subscriber under the Dogotix Share Purchase Agreement, which carries the right to subscribe for Dogotix Ordinary Shares to be newly issued by Dogotix

“Executive Subscriber A”	XProbot Holdings Limited, a BVI business company incorporated in the British Virgin Islands and wholly-owned by Mr. Xiaopeng He

“Executive Subscriber B”	EPIC WIN GROUP LIMITED, a BVI business company incorporated in the British Virgin Islands and wholly-owned by Dr. Hongdi Brian Gu

“Executive Subscriber(s)”	Executive Subscriber A and Executive Subscriber B

“Executives”	Mr. Xiaopeng He and Dr. Hongdi Brian Gu, and “Executive” means either of them

“First Closing”	the completion of the subscription for the Tranche 1 Subscription Shares in accordance with the Dogotix Share Purchase Agreement

“Gaorong Ventures”	Arbor Horizon Holdings Limited, a BVI business company established under the laws of British Virgin Islands

“Group” or “XPeng Group”	the Company and its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IDG Capital”	IDG Capital Project R Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands

“Investor(s)”	IDG Capital, Alibaba, Tencent and Gaorong Ventures. The Additional Investor may become a party to the Dogotix Share Purchase Agreement as an Investor by executing and delivering a joinder agreement to the Dogotix Share Purchase Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Non-Competition Undertaking”	each letter of non-competition undertaking to be given by the Executives in favour of Dogotix, as described under the section headed “Non-Competition Undertaking” in this announcement

“PRC” or “China”	the People’s Republic of China which, for the purposes of this announcement only, excludes Hong Kong, the Macao Special Administrative Region and Taiwan

“principal subsidiary”	has the meaning ascribed to it under Chapter 17 of the Listing Rules

“Redemption Right(s)”	the rights granted to the Investors, pursuant to which each Investor shall be entitled to require Dogotix, the Dogotix Material Subsidiaries or XPENG to redeem, purchase, cause to be purchased or otherwise acquire all or any portion of the outstanding Dogotix Series A Preferred Shares held by such Investor upon the occurrence of certain events as described under the section headed “The Grant of the Redemption Rights” in this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Subscription”	the subscription for the Dogotix Series A Preferred Shares by XPeng Dogotix and the Investors, and the subscription for the Dogotix Ordinary Shares and the Dogotix Warrants by the Executive Subscribers, in each case under the Dogotix Share Purchase Agreement

“Tencent”	Image Frame Investment (HK) Limited, a company established under the laws of Hong Kong

“Tranche 1 Subscription Shares”	83,873,920, 49,337,600, 49,337,600, 49,337,600 and 98,675,200 Dogotix Series A Preferred Shares to be subscribed for by IDG Capital, Alibaba, Tencent, Gaorong Ventures and XPeng Dogotix, respectively, and at least 39,470,080 Dogotix Ordinary Shares to be subscribed for by the Executive Subscribers

“Tranche 2 Subscription Shares”	64,138,880 Dogotix Series A Preferred Shares to be subscribed for by IDG Capital, the remaining number of Dogotix Ordinary Shares to be subscribed for by the Executive Subscribers

“US$”	United States dollars, the lawful currency of the United States

“XPeng Dogotix”	XPeng Dogotix Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

“XPeng Robotics Business”	research, design, development, manufacturing, licensing, commercialization and operation of general purpose robots and robotic systems capable of autonomously or adaptively perceiving, understanding, navigating, manipulating, controlling or otherwise interacting with the physical environment in the forms of humanoid, animaloid, bipedal, wheeled-bipedal, quadrupedal or tracked robots or robotic systems, as well as other machine-based physical systems capable of performing substantially similar functions in interacting with physical environment. For avoidance of doubt, XPeng Group’s automotive business, flying vehicle business, robotaxi business, integrated circuit business or any other physical AI business and any business ancillary or incidental thereto (in each case, whether now or hereafter operated by the XPeng Group) shall be excluded

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, 24 August 2026

As at the date of this announcement, the Board comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. Hongjiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only